May. 4, 2011

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel, Assistant Director

Mr. Carlos Pacho, Senior Assistant Chief Accountant

Mr. Dean Suehiro, Senior Staff Accountant

Re:	Iridium Communications Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 7, 2011

File No. 001-33963

Ladies and Gentlemen:

On behalf of Iridium Communications Inc. (the “Company”), we are responding to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2011 with respect to the above-referenced filing (the “Comment”). Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated the Comment into this response letter.

Form 10-K for the Year Ended December 31, 2010

Note 2. Asset Retirement Obligations, page 69

1.	We note that the “de-orbit rights meets the definition of an asset retirement obligation.” Please tell us why a liability related to such obligation is not recognized under ASC 410-20. Refer to your basis in the accounting literature.

Response to Comment 1:

The following is disclosed in Note 2 to the Company’s consolidated financial statements included in its annual report on Form 10-K for the year ended December 31, 2010:

Asset Retirement Obligations

Liabilities arising from legal obligations associated with the retirement of long-lived assets are required to be measured at fair value and recorded as a liability. Upon initial recognition of a liability for retirement obligations, a company must record an asset, which is depreciated over the life of the asset to be retired.

Under certain circumstances, each of the U.S. government, The Boeing Company (“Boeing”), and Motorola, Inc. (“Motorola”) has the right to require the de-orbit of the Company’s satellite constellation. In the event the Company was required to effect a mass de-orbit, pursuant to the amended and restated operations and maintenance agreement (the “Amended and Restated O&M Agreement”) by and between the Company’s indirect wholly owned subsidiary Iridium Constellation

LLC (“Iridium Constellation”) and Boeing, the Company would be required to pay Boeing $16.4 million, plus an amount equivalent to the premium for de-orbit insurance coverage ($2.5 million as of December 31, 2010). The Company has concluded that each of the foregoing de-orbit rights meets the definition of an asset retirement obligation. However, the Company currently does not believe the U.S. government, Boeing or Motorola will exercise their respective de-orbit rights. As a result, the Company believes the likelihood of any future cash outflows associated with the mass de-orbit obligation is remote.

There are other circumstances in which the Company could be required, either by the U.S. government or for technical reasons, to de-orbit an individual satellite; however, the Company believes that such costs would not be significant relative to the costs associated with the ordinary operations of the satellite constellation.

The Company has concluded that an asset retirement obligation (“ARO”) should be recorded at its fair value for this potential obligation. In assessing the fair value, the Company concluded that the likelihood that the U.S. government, Boeing or Motorola will exercise their respective de-orbit rights was not significant. The Company estimated and recorded a liability of $0.2 million using the expected cash flow approach by considering the possible outcomes based on their expected probability in accordance with the guidance in ASC 410-20-30-1. Following the guidance contained in ASC 410-20-35 (formerly SFAS 143 paragraph 13), the Company measures the period-to-period changes in the liability resulting from the “passage of time” and from “revisions to either the timing or amount of the original estimate of undiscounted cash flows.” As of December 31, 2010, the Company determined that there had been no such period-to-period changes in the estimated undiscounted cash flows and the change due to the passage of time was not material. Accordingly, the Company maintained the ARO liability of $0.2 million at December 31, 2010. The Company proposes to modify its disclosure relating to this liability in its report on Form 10-Q for the quarter ended March 31, 2011 (and in subsequent filings) by adding the following sentence (or its equivalent) at the end of its current disclosure:

The Company has recorded an asset retirement obligation with respect to the potential mass de-orbit of approximately $0.2 million.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Thomas J. Fitzpatrick
Chief Financial Officer

cc:	Brent B. Siler, Cooley LLP

Thomas D. Hickey, Chief Legal Officer

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